August 8, 2012

VIA EDGAR

Lyn Shenk

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, North East

Washington, DC 20549-3561

Re:	Limoneira Company

Form 10-K for the year ended October 31, 2011

Filed on January 17, 2012

File No. 001-34755

Dear Ms. Shenk:

We hereby confirm that Limoneira Company (the “Company”) is in receipt of the letter from the staff of the Securities and Exchange Commission (the “Staff”), dated August 2, 2012, regarding the above-referenced filing.

Pursuant to a conversation with Patrick Kuhn on August 3, 2012, the Company requested, and the Staff agreed to, an extension of time from August 16, 2012 to and including August 30, 2012 to submit a response to the Staff’s comments. Accordingly, the Company will submit its response to the Staff’s comments by August 30, 2012.

Please contact the undersigned at (805) 525-5541 if you have any questions regarding the above.

Sincerely,

/s/ Joseph D. Rumley

Joseph D. Rumley
Chief Financial Officer, Treasurer and Corporate Secretary

1141 CUMMINGS ROAD, SANTA PAULA, CA 93060

PHONE (805) 525-5541 * ADMINISTRATION FAX (805) 525-8211

WWW.LIMONEIRA.COM